January 6, 2020

US Securities and Exchange Commission
Washington D.C.

Re:Northridge Corporation Offering Statement, Form I-A

File No.

Opinion of Counsel

Dear SEC:

This letter will confirm that I am counsel to Northridge Corporation of 5535 Bull Creek Road, Tarenturn, PA with regard to the above matter.

Northridge has filed an Offering Statement on Form I-A but received a letter from you dated December 6, 2019 indicating, inter alia, that Northridge must provide an opinion of counsel as required by section 12 of item 17 in From I—A. I am providing that opinion as follows:

1.Northridge Corporation is a duly organized and validly existing corporation under the laws of the Commonwealth of Pennsylvania.

2.Northridge Corporation is currently in good standing in the Commonwealth of Pennsylvania with no outstanding tax liens.

3.Northridge Corporation was originally organized on a stock share basis with 10, 000, 000 shares authorized.

4.Pursuant to action by the shareholders and directors of Northridge Corporation in compliance with the corporate Bylaws and the Pennsylvania Business Corporation Law, Northridge corporation amended its Articles of Incorporation to authorize 1, 000, 000 shares of Class A Voting stock and 9, 000, 000 shares of Class B Non—Voting stock.

5.When sold, the Class B Non—Voting stock which is the subj ect of the aforesaid Offering Statement will be legally issued, fully paid and non—assessable.

The foregoing opinion is based upon my review of the documents and records that I deem relevant and certain inquires to Northridge Corporation which I consider sufficient to enable me to express an informed opinion on the matters set forth above.

Very truly yours,

PERCIBALLI & WILLIAMS, LLC

Scott T. Williams

STW/hmw